Organigram Signs Quebec Letter of Intent; Now in All 10 Canadian Provinces

Supply agreement cements Organigram’s position as a national leader in Canada’s recreational cannabis marketplace

MONCTON, FEBRUARY 26, 2019/CNW/ – Organigram Holdings Inc. (TSX VENTURE: OGI) (OTCQX: OGRMF), the parent company of Organigram Inc. (the “Company” or “Organigram”), a leading licensed producer of cannabis is pleased to announce it has signed a letter of intent with the Société québécoise du cannabis (SQDC).

This agreement solidifies the Company’s position as a true national player in Canada’s legal adult use recreational cannabis marketplace. Organigram now has distribution in place for all ten Canadian provinces.

Based on currently available public information, this agreement makes Organigram one of only three licensed producers (“LPs”) in Canada along with Canopy Growth Corporation (TSX:WEED, NYSE:CGC) and Aphria (TSX: APHA and NYSE: APHA) to have secured distribution agreements with every province.

“We are pleased to work with the SQDC and deliver products that will be needed to meet the demand of its customers,” says Tim Emberg, Senior Vice President of Sales and Commercial Operations, Organigram.

Quebec is an important part of Organigram’s national strategy. The Company will offer consumers in the province access to a portfolio of products which will include mainstream, value and premium flower, along with an assortment of pre-rolls and oils.

“Organigram’s growth strategy has always focused on establishing a strong national footprint and building our brand presence with the Edison Cannabis line nationally,” says Greg Engel, Organigram’s Chief Executive Officer.

“We are proud to work with our partners across the country to help ensure Canadians have access to a reliable supply of premium cannabis products for both medical and adult recreational use. We look forward to continuing to build on these relationships as we look ahead to the legalization of cannabis edibles.”

The final agreement and first shipping date are subject to completion of the Autorité des Marchés Publics process.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of cannabis and cannabis-derived products in Canada.

Organigram is focused on producing the highest-quality, indoor-grown cannabis for patients and adult recreational consumers in Canada, as well as developing international business partnerships to extend the company's global footprint. Organigram has also developed a portfolio of legal adult use recreational cannabis brands including The Edison Cannabis Company, Ankr Organics, Trailer Park Buds and Trailblazer. Organigram's primary facility is located in Moncton, New Brunswick and the Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors, including changes impacting consumer demand, production capacity and competition that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise. We seek safe harbor.

For Investor Relations enquiries, please contact:

Amy Schwalm
Vice President, Investor Relations
Amy.Schwalm@organigram.ca

For Media inquiries, please contact:

Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653